SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: September 8, 2005
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
     Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: Sept. 8, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

September 8, 2005
INTEGRATED DEVELOPMENT PLAN FOR IVANHOE’S OYU TOLGOI
COPPER-GOLD MINE EXPECTED BY WEEK OF SEPTEMBER 26TH
INDEPENDENT RESOURCE ESTIMATE FOR NARIIN SUKHAIT COAL PROJECT
ALSO EXPECTED BEFORE END OF SEPTEMBER
ULAANBAATAR, MONGOLIA — Ivanhoe Mines Chairman Robert Friedland and President John Macken announced today that the new, independent Integrated Development Plan (IDP) for the Oyu Tolgoi copper and gold project in Mongolia is nearing completion. The company expects to be in a position to release the study’s findings by the last week of this month, following a review by the Canadian Securities regulatory authorities, as required by Canada’s National Instrument 43-101, and in-depth briefings with relevant ministries of the Government of Mongolia.
Ivanhoe Mines plans to hold a webcast conference call for investors and to meet with analysts to discuss the details of the independent study, following the public dissemination of the IDP news release. Details of the conference call and meeting will be released as they become available.
The IDP is being prepared by a joint venture between AMEC Americas Limited, of Vancouver, Canada, and Ausenco Limited, of Perth, Australia. Twelve other leading international engineering and environmental consultants have provided input into the study. The other consultants include; McIntosh Engineering Inc. (Tempe, USA), GRD Minproc Limited (Perth, Australia), Steffen Robertson Kirsten Pty. Ltd. (Perth, Australia), SRK Consulting Inc. (Vancouver, Canada), SGS Lakefield Research Limited (Lakefield, Canada), MinnovEX Technologies Inc. (Toronto, Canada), Knight Piésold Pty. Limited (Perth, Australia), Aquaterra Consulting Pty. Ltd. (Perth, Australia), Eco-Trade Co Ltd. (Ulaanbaatar, Mongolia), Sustainability Pty. Ltd. (Perth, Australia), Teshmont L.P. Consultants (Winnipeg, Canada), and Fluor Corporation (Shanghai, China).
Mr. Macken also announced that Ivanhoe Mines expects to be in a position to provide an initial, independent coal resource estimate for the Nariin Sukhait Project before the end of this month. The estimate is being prepared by Norwest Corporation, of Salt Lake City, USA. These estimates will be based on drilling completed prior to August 9, 2005. Drilling is continuing. Norwest has extensive coal experience in Mongolia, including completion of a feasibility study of the Tavan Tolgoi coal deposit for the Mongolian Ministry of Infrastructure and Development, provision of advisory services to the operating coal mines at Shivee Ovoo and Bagaa Nuur, and overseeing coal exploration programs in Mongolia for other international mining and exploration companies.
Ivanhoe has a 100% interest in the Oyu Tolgoi Project in Mongolia and owns or controls exploration rights covering approximately 134,000 square kilometres in central and southern Mongolia, where additional copper, gold and coal discoveries have been made. Ivanhoe produces LME grade A copper from its Monywa joint venture in Myanmar.
Ivanhoe shares are listed on the Toronto and New York stock exchanges under the symbol IVN.
Information contacts:
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755
Forward-Looking Statements: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions, are forward-looking statements. The risk factors that could cause actual results to differ from these forward-looking statements include, but are not restricted to, geological or mechanical difficulties affecting the company’s planned drilling, operational risk, environmental risk, financial risk, geo-political risk, commodity risk, currency risk and other statements that are not historical facts as disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with securities regulators in Canada and the United States.